Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-113160) on Form S-8 of our report dated June 17, 2009 with respect to the statements of net assets available for Plan benefits of CH2M HILL Retirement and Tax-Deferred Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2008, and the related supplemental schedules as of and for the year ended December 31, 2008, which appear in the December 31, 2008 annual report on Form 11-K of CH2M HILL Retirement and Tax-Deferred Savings Plan.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

June 17, 2009
Denver, Colorado